UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010.

Commission File No. 000-22828

MILLICOM INTERNATIONAL

CELLULAR S.A.

15, rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated May 27, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: May 27, 2010	By:	/s/ Mikael Grahne
	Name:	Mikael Grahne
	Title:	President and Chief Executive Officer

27 May 2010

GHANA AND DRC WEBINAR FOR INVESTORS AND ANALYSTS

FRIDAY, 4 JUNE 2010

On 4 June 2010, at 09.00 AM (New York) / 2.00 PM (London) / 3.00 PM (Stockholm), Millicom will host the first in a series of market specific webinars, to provide a detailed insight into the characteristics of its operations.

Christophe Soulet, General Manager of Ghana and DRC, will give a presentation on these two markets live over the web and will then be available to answer your market specific questions via conference call or at www.millicom.com.

To participate in the webinar, please register at:

www.sharedvalue.net/millicom/webinar

CONTACTS

Peregrine Riviere	Telephone: +352 691 750 098
Head of External Communications
Millicom International Cellular S.A., Luxembourg

Emily Hunt	Telephone: +44 7779 018 539
Investor Relations

Visit our website at www.millicom.com

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 14 countries in Asia, Latin America and Africa. It also operates cable and broadband businesses in five countries in Central America. The Group’s mobile operations have a combined population under license of approximately 266 million people.